Exhibit 99.1

RDA Microelectronics Announces Fourth Quarter and Full Year 2012 Financial Results

Fourth Quarter Revenue Grew 40.4% and Full Year Revenue Grew 35.5% Year-Over-Year;

 Fourth Quarter Gross Margin Improved to 31.7%

SHANGHAI, China, February 7, 2013 — RDA Microelectronics (NASDAQ: RDA)(“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless SoC and Radio Frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced its financial results for the fourth quarter and full year ended December 31, 2012.

Fiscal Year 2012 Financial Highlights (in US dollars):

•                  Revenue was $391.3 million, increasing 35.5% from the $288.9 million in the previous year.

•                  Gross margin was 32.2% compared to 34.5% in 2011.

•                  Cash generated from operations was $59.1 million, compared to $63.2 million in the previous year.

•                  GAAP net income was $52.9 million, or $1.12 per diluted ADS, compared to $51.6 million, or $1.11 per diluted ADS, in 2011.

•                  Non-GAAP net income was $63.4 million, or $1.34 per diluted ADS, compared to $55.5 million, or $1.19 per diluted ADS in the previous year.

•                  The Company paid a special dividend of $0.20 per ordinary share, or $1.20 per ADS, returning $55.6 million of capital to shareholders.

Fourth Quarter Financial Highlights (in US dollars):

•                  Revenue was $115.6 million, exceeding the Company’s guidance of $100 million to $110 million, and representing an increase of 5.8% from the $109.3 million in the previous quarter and 40.4% from the $82.4 million in the fourth quarter of 2011.

•                  Gross margin was 31.7%, compared to 31.1% in the previous quarter and 35.3% in the fourth quarter of 2011.

•                  GAAP net income was $13.4 million, or $0.28 per diluted ADS, compared to $13.5 million, or $0.28 per diluted ADS, in the previous quarter and $16.6 million, or $0.37 per diluted ADS, in the fourth quarter of 2011.

•                  Non-GAAP net income was $16.4 million, or $0.34 per diluted ADS, compared to $16.7 million, or $0.35 per diluted ADS, in the previous quarter and $17.4 million, or $0.39 per diluted ADS, in the fourth quarter of 2011.

For a reconciliation of non-GAAP financial measures, please refer to the tables included in this press release.

Fourth Quarter and Recent Business Highlights:

•                  Surpassed 15 million baseband units shipped per month beginning in November 2012.

•                  The single chip RDA8851 exceeded 50% of total baseband shipments in the quarter.

•                  Launched high band WCDMA PA products for band 1 (2100 MHz) and band 2 (1900 MHz) applications to complete the Company’s 3G WCDMA PA offering for emerging markets.

Commenting on the results, Vincent Tai, chairman and CEO of RDA Microelectronics, said, “Full year 2012 revenue grew 36 percent over 2011, reflecting strong customer adoption of our baseband solutions combined with market share gains for our GSM PAs as well as ramping of our products targeting the 3G and smartphone markets. Our baseband shipments increased significantly in the fourth quarter, exceeding 15 million units per month beginning in November from a run rate of 10 million units per month achieved in August.  This rapid ramping of shipments is due to our market share gains for sub-$10 feature phones in emerging markets outside of China. As a result, we exceeded our guidance during the quarter. Additionally, shipments of our high value RDA8851 baseband SoC reached crossover by exceeding more than 50% of our total baseband shipments. I believe we can continue to gain market share in the high volume ultra-low cost feature phone market in 2013 as we further penetrate local tier-one manufacturers.”

Mr. Tai further commented, “Our continued progress and execution within the GSM baseband market also allows us to leverage this success in the smartphone market with the same customer base and platforms. We have begun penetrating this segment of the market with new products, like our WiFi combo chip, and anticipate gaining additional traction with our EDGE baseband and multi-mode PAs that are expected to begin sampling in early 2013. These products target established, high volume markets where RDA has a strong local position and differentiated solutions that offer customers exceptional performance and integration at a low cost. We anticipate that many of our RDA8851 baseband customers will be early adopters of these future products.

“Looking forward, we continue to focus on delivering strong profitability, cash flow and margin improvement, while investing in product development to drive our future growth in the smartphone, 3G, 4G and TV markets. Our consistent execution across all product categories serves as proof of RDA’s ability to extend our successful track record into other growing markets with our established customer relationships, strong market position and technology innovations.”

Fourth Quarter Operating Summary:

•                  Revenue was $115.6 million, compared to $109.3 million in the previous quarter and $82.4 million in the fourth quarter of 2011. The growth in revenue was mainly driven by continued market share gains from baseband.

•                  Gross margin was 31.7%, compared with 31.1% in the previous quarter and 35.3% in the fourth quarter of 2011. The sequential increase in gross margin reflected increasing shipments of the higher margin baseband product RDA8851. The decrease in gross margin over the prior year period was primarily due to the addition of baseband revenue, which consisted predominately of products with lower than consolidated average corporate gross margin.

•                  R&D expenses were $17.8 million, compared to $16.0 million in the previous quarter and $8.7 million in the fourth quarter of 2011. SG&A expenses were $5.8 million, compared to $4.0 million in the previous quarter and $3.9 million in the prior year period.

•                  The sequential increases in R&D and SG&A expenses reflect performance-based employee compensation expenses accrued in the quarter.

•                  GAAP net income was $13.4 million, compared to $13.5 million in the previous quarter and $16.6 million in the fourth quarter of 2011.

•                  Non-GAAP net income was $16.4 million, compared to $16.7 million in the previous quarter and $17.4 million in the fourth quarter of 2011.

Balance Sheet and Cash Flow Summary as of December 31, 2012:

•                  Cash, cash equivalents and short-term investments were $117.5 million, compared to $167.0 million as of September 30, 2012. In the fourth quarter of 2012, the Company generated $8.7 million in cash from operations, compared to $10.8 million in the prior quarter. The Company also paid a one-time special cash dividend totaling $55.6 million on October 18, 2012.

•                  Accounts receivable increased to $31.7 million, compared to $28.2 million as of September 30, 2012, reflecting higher sequential revenue.

•                  Inventory decreased $6.5 million to $52.0 million from $58.5 million as of September 30, 2012. The decrease of inventory was mainly due to a strong sell-through during the quarter.

•                  Accounts payable was $45.1 million, compared to $55.8 million as of September 30, 2012.

First Quarter 2013 Business Outlook:

For the first quarter of 2013, the Company expects revenue to be in the range of $96 million to $97 million, an increase of 33.3 % to 34.7 % year-over-year, and a decrease of 16.1% to 17.0% sequentially, reflecting historical seasonal patterns including the shortened sales period due to the Chinese New Year holiday. The Company expects gross margins to be approximately 32.0%.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. Eastern Time on February 7, 2013 (9:00 p.m. in China).

•                      For parties in the United States and Canada, please call 1-877-280-7280, conference code 87427013

•                      For parties in Hong Kong, please call 800933597, conference code 87427013

•                      Other International parties please call 1-678-825-8232, conference code 87427013

A telephone replay of the conference call will be available approximately two hours after the conference call and will be available for a period of 10 days. To hear the replay, parties in the United States and Canada should call 1-855-859-2056 and enter pass code 87427013, International parties should call 1-404-537-3406 and enter the same pass code. Additionally, this conference call will be broadcast live over the Internet and can be accessed by all interested parties on the Investor Relations section of the Company’s website at http://www.rdamicro.com.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless SoC and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, RF front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses and amortization of acquired and licensed intangibles helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include share-based compensation expenses and amortization of acquired and licensed intangibles that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	December 31, 2011	September 30, 2012	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	66,178	58,848	75,091
Short-term investments-time deposit	76,009	108,098	42,377
Accounts receivable	43,415	28,229	31,722
Inventories	36,095	58,486	52,007
Prepaid expenses and other current assets	7,122	10,011	11,302
Deferred tax assets	14	3	—
Total current assets	228,833	263,675	212,499

Non-current assets
Property, plant and equipment, Net	5,451	8,386	10,195
Intangible Assets	—	50,805	54,908
Goodwill	—	8,900	8,900
Other long-term assets	8,050	3,206	3,396
Investment	48	48	—
Total assets	242,382	335,020	289,898

LIABILITIES
Current liabilities
Accounts payable	32,543	55,808	45,063
Accrued expenses and other current liabilities	28,253	24,739	37,869
Deferred revenue	10,651	16,536	10,641
Dividend payable	—	55,946	—
Total current liabilities	71,447	153,029	93,573

Deferred tax Liability	—	89	98

Total liabilities	71,447	153,118	93,671

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares	2,639	2,885	2,885
Additional paid-in capital	117,478	146,674	146,887
Recourse loans	(509)	(1,567)	(1,544)
Accumulated other comprehensive income	1,136	1,042	1,207
Treasury stock	(12,835)	(14,139)	(13,579)
Retained earnings	63,026	47,007	60,371
Total shareholders’ equity	170,935	181,902	196,227

Total liabilities and shareholders’ equity	242,382	335,020	289,898
check	—	—	—

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Quarter Ended
	December 31, 2011	September 30, 2012	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	82,355	109,308	115,605
Cost of revenue	(53,258)	(75,307)	(78,949)
Gross profit	29,097	34,001	36,656

Operating expenses:
Research and development	(8,713)	(16,029)	(17,840)
Selling, general and administrative	(3,897)	(3,977)	(5,836)
Total operating expenses	(12,610)	(20,006)	(23,676)
Operating income	16,487	13,995	12,980
Other income:
Interest income	718	1,069	808
Impairment Loss	—	—	(48)
Other income(expense), net	486	(259)	425
Income before income taxes	17,691	14,805	14,165
Income tax expense	(1,129)	(1,328)	(801)
Net income	16,562	13,477	13,364

Earnings per ADS
- Basic	0.39	0.30	0.29
- Diluted	0.37	0.28	0.28

Weighted average ADS equivalent: [1]
- Basic	42,781,315	45,590,013	46,327,608
- Diluted	45,332,734	47,904,835	48,010,144

Share-based compensation was allocated in operating expenses as follows:
Research and development	408	446	383
Selling, general and administrative	432	518	431

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents six ordinary shares.

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Year Ended
	December 31, 2011	December 31, 2012
	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	288,862	391,279
Cost of revenue	(189,116)	(265,474)
Gross profit	99,746	125,805

Operating expenses:
Research and development	(32,756)	(54,598)
Selling, general and administrative	(14,074)	(16,963)
Total operating expenses	(46,830)	(71,561)
Operating income	52,916	54,244
Other income(expense):
Interest income	1,925	3,573
Impairment Loss	—	(48)
Other income (expense), net	1,460	(203)
Income before income taxes	56,301	57,566
Income tax expense	(4,671)	(4,662)
Net income	51,630	52,904

Earnings per ADS
- Basic	43,757,127	45,135,321
- Diluted	46,467,593	47,405,084

Weighted average ADS equivalent:
- Basic	1.18	1.17
- Diluted	1.11	1.12

Share-based compensation was allocated in operating expenses as follows:
Research and development	2,053	1,532
Selling, general and administrative	1,828	1,679

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended December 31, 2012
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	17,840	15%	383	2,265	2%	15,192	13%
Selling, general and administrative	5,836	5%	431	—	1%	5,405	4%
Total operating expenses	23,676	20%	814	2,265	3%	20,597	17%
Operating income	12,980	11%	814	2,265	3%	16,059	14%
Net income	13,364	12%	814	2,265	3%	16,443	15%

Diluted earnings per ADS	0.28		0.02	0.05		0.34

Weighted average ADS-Diluted	48,010,144		48,010,144	48,010,144		48,010,144

	Quarter Ended September 30, 2012
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	16,029	15%	446	2,265	2%	13,318	13%
Selling, general and administrative	3,977	3%	518	—	1%	3,459	2%
Total operating expenses	20,006	18%	964	2,265	3%	16,777	15%
Operating income	13,995	13%	964	2,265	3%	17,223	16%
Net income	13,477	12%	964	2,265	3%	16,705	15%

Diluted earnings per ADS	0.28		0.02	0.05		0.35

Weighted average ADS-Diluted	47,904,835		47,904,835	47,904,835		47,904,835

	Quarter Ended December 31, 2011
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	8,713	10%	408	—	0%	8,305	10%
Selling, general and administrative	3,897	5%	432	—	1%	3,465	4%
Total operating expenses	12,610	15%	840	—	1%	11,770	14%
Operating income	16,487	20%	840	—	1%	17,327	21%
Net income	16,562	20%	840	—	1%	17,402	21%

Diluted earnings per ADS	0.37		0.02	—		0.39

Weighted average ADS outstanding-Diluted	45,332,734		45,332,734	45,332,734		45,332,734

	Year Ended December 31, 2012
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	54,598	14%	1,532	7,275	2%	45,791	12%
Selling, general and administrative	16,963	4%	1,679	—	1%	15,284	3%
Total operating expenses	71,561	18%	3,211	7,275	3%	61,075	15%
Operating income	54,244	14%	3,211	7,275	3%	64,730	17%
Net income	52,904	14%	3,211	7,275	3%	63,390	17%

Diluted earnings per ADS	47,405,084		47,405,084	47,405,084		47,405,084

Weighted average ADS outstanding-Diluted	1.12		0.07	0.15		1.34

	Year Ended December 31, 2011
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	32,756	11%	2,053	—	1%	30,703	10%
Selling, general and administrative	14,074	5%	1,828	—	0%	12,246	5%
Total operating expenses	46,830	16%	3,881	—	1%	42,949	15%
Operating income	52,916	18%	3,881	—	1%	56,797	19%
Net income	51,630	18%	3,881	—	1%	55,511	19%

Diluted earnings per ADS	46,467,593		46,467,593	46,467,593		46,467,593

Weighted average ADS outstanding-Diluted	1.11		0.08	—		1.19

Contacts:
Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.
 +86-21-5027-1108
ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com